UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SUPREME INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-8183	75-1670945
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2581 E. Kercher Road Goshen, Indiana	46528
(Address of principal executive offices)	(Zip Code)

John W. Dorbin, Jr.                                                                                (574) 642-4889

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                 Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Company Profile:

Supreme Industries, Inc., a Delaware corporation (“we,” “our,” “us,” “Supreme,” or the “Company”), is one of the nation’s leading manufacturers of specialized vehicles including truck bodies, trolleys, and specialty vehicles. Supreme manufactures specialized commercial vehicles that are attached to a truck chassis.  The truck chassis, which consists of an engine, drivetrain, a frame with wheels, and in some cases a cab, is manufactured by third parties who are major automotive or truck companies.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (“SEC”), we have undertaken efforts to determine the source of conflict minerals(1) necessary to the functionality or production of our products for the period from January 1 to December 31, 2014.

As is required, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) to determine whether the necessary conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively the “Covered Countries”) or came from recycled or scrap sources.

Supreme Industries Inc.’s RCOI process included conducting an inquiry of our direct suppliers using the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template. We relied upon our suppliers’ representations, in the format provided by the suppliers, regarding the origin of their minerals and their smelter data to determine the source of the conflict minerals within our supply chain, and we performed due diligence on the source and chain of custody of the conflict minerals.

The Company has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Company’s website at www.supremecorp.com.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 — Supreme Industries Inc.’s Conflict Minerals Report for the period January 1 to December 31, 2014 as required by Items 1.01 and 1.02 of this Form.

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(1)  The term “conflict mineral” is defined in Form SD as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Covered Countries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Supreme Industries, Inc.
/s/ Matthew W. Long	Date: June 1, 2015
Matthew W. Long
Chief Financial Officer